Consent of Independent Registered Public Accounting Firm
The Board of Directors
Enterprise Bancorp, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Enterprise Bancorp, Inc. of our reports dated March 15, 2016, with respect to the consolidated balance sheets of Enterprise Bancorp, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in Enterprise Bancorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015.

/s/ KPMG LLP

Boston, Massachusetts
September 26, 2016